Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the First Quarter of 2022

BEIJING, CHINA, June 7, 2022 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the first quarter of 2022.

First Quarter of 2022 Highlights

•	Net revenues decreased by 9.3% year over year to RMB3,148.1 million (US$496.6 million*) in the first quarter of 2022.

•	Net income attributable to Hello Group Inc. decreased to RMB289.9 million (US$45.7 million) in the first quarter of 2022, from RMB461.7 million in the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB398.5 million (US$62.9 million) in the first quarter of 2022, from RMB633.7 million in the same period of 2021.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.42 (US$0.22) in the first quarter of 2022, compared to RMB2.14 in the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.94 (US$0.31) in the first quarter of 2022, compared to RMB2.91 in the same period of 2021.

•	Monthly Active Users (“MAU”) on Momo application were 110.9 million in March 2022, compared to 115.3 million in March 2021. MAU on Tantan application were 25.6 million in March 2022.

•

Total paying users of live video service and value-added service, without double counting the overlap and including 2.4 million paying users of Tantan Limited (“Tantan”), were 11.0 million for the first quarter of 2022, compared to 12.6 million for the first quarter of 2021, which included 3.5 million paying users of Tantan.

“Q1 2022 was a challenging yet fruitful quarter for us. I am pleased that our team was able to focus on our product and operational initiatives to cope with the headwinds from the resurgence of COVID-19 and related challenges, getting 2022 off to a good start.” commented Li Wang, CEO of Hello Group.

First Quarter of 2022 Financial Results

Net revenues

Total net revenues were RMB3,148.1 million (US$496.6 million) in the first quarter of 2022, a decrease of 9.3% from RMB3,470.6 million in the first quarter of 2021.

Live video service revenues were RMB1,608.7 million (US$253.8 million) in the first quarter of 2022, a decrease of 18.0% from RMB1,962.1 million during the same period of 2021. The decrease was primarily attributable to consumption softness as a result of the macro headwind, and the strategic decision to scale back from Tantan’s live streaming business.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,483.4 million (US$234.0 million) in the first quarter of 2022, an increase of 1.9% from RMB1,455.5 million during the same period of 2021. The year-over-year increase was primarily attributable to the rapid revenue growth from the new standalone apps, and to a lesser extent, the continued growth of the virtual gift business on the Momo application driven by product innovation. The increase was partially offset by the decrease in Tantan’s value-added service as a result of its strategic decision to lower the monetization level in order to improve user experience and retention, as well as COVID’s negative impact on users’ dating sentiment and intention to pay for VAS.

Mobile marketing revenues were RMB27.9 million (US$4.4 million) in the first quarter of 2022, a decrease of 28.0% from RMB38.7 million during the same period of 2021. The decrease in mobile marketing revenues was due to the negative impact of macro headwind on client’s advertising budget, and our product adjustment to address new regulation requirement.

Mobile games revenues were RMB25.5 million (US$4.0 million) in the first quarter of 2022, an increase of 128.0% from RMB11.2 million in the first quarter of 2021, primarily due to one new mobile game launched in the second half of 2021.

Net revenues from the Momo segment decreased from RMB2,901.8 million in the first quarter of 2021 to RMB2,798.9 million (US$441.5 million) in the first quarter of 2022, primarily due to the decrease in net revenues from live video service. Net revenues from the Tantan segment decreased from RMB567.7 million in the first quarter of 2021 to RMB349.0 million (US$55.1 million) in the first quarter of 2022, due to our strategy to lower the monetization level in order to improve user experience and retention, as well as the impact from the elevated COVID situations.

Cost and expenses

Cost and expenses were RMB2,820.0 million (US$444.8 million) in the first quarter of 2022, a decrease of 6.5% from RMB3,016.3 million in the first quarter of 2021. The decrease was primarily attributable to: (a) a decrease in personnel related costs including share-based compensation expenses resulting from the decreased number of employees and the decreased fair value of the share options granted during the period; (b) a decrease in revenue sharing with broadcasters related to Momo’s core live video service and Tantan’s live video service; and (c) a decrease in depreciation and amortization cost due to the impairment of intangible assets in 2021. These decreases were partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service.

Non-GAAP cost and expenses (note 1) were RMB2,711.4 million (US$427.7 million) in the first quarter of 2022, a decrease of 4.4% from RMB2,835.3 million during the same period of 2021.

Income from operations

Income from operations was RMB352.0 million (US$55.5 million) in the first quarter of 2022, compared to RMB480.2 million during the same period of 2021. Income from operations of the Momo segment was RMB519.2 million (US$81.9 million) in the first quarter of 2022, which decreased from RMB573.2 million in the first quarter of 2021. Loss from operations of the Tantan segment was RMB161.8 million (US$25.5 million) in the first quarter of 2022, compared to loss from operations of RMB89.3 million in the first quarter of 2021.

Non-GAAP income from operations (note 1) was RMB460.6 million (US$72.7 million) in the first quarter of 2022, compared to RMB661.2 million during the same period of 2021. Non-GAAP income from operations of the Momo segment was RMB624.0 million (US$98.4 million) in the first quarter of 2022, which decreased from RMB700.5 million in the first quarter of 2021. Non-GAAP loss from operations of the Tantan segment was RMB157.9 million (US$24.9 million) in the first quarter of 2022, compared to non-GAAP loss from operations of RMB35.6 million in the first quarter of 2021.

Income tax expenses

Income tax expenses were RMB150.8 million (US$23.8 million) in the first quarter of 2022, compared to RMB91.4 million in the first quarter of 2021. The increase was primarily due to the following reasons: (a) in the first quarter of 2022, we accrued withholding income tax of RMB44.0 million (US$6.9 million) on undistributed earnings generated in the first quarter of 2022 by our wholly-foreign owned enterprise (“WFOE”), because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.; (b) in the first quarter of 2021, we received tax refund resulted from additional expense deduction related to previous years.

Net income

Net income was RMB288.8 million (US$45.6 million) in the first quarter of 2022, compared to RMB460.9 million during the same period of 2021. Net income from the Momo segment was RMB456.5 million (US$72.0 million) in the first quarter of 2022, which decreased from RMB551.4 million in the first quarter of 2021. Net loss from the Tantan segment was RMB162.4 million (US$25.6 million) in the first quarter of 2022, compared to net loss of RMB86.8 million in the first quarter of 2021.

Non-GAAP net income (note 1) was RMB397.4 million (US$62.7 million) in the first quarter of 2022, compared to RMB633.0 million during the same period of 2021. Non-GAAP net income from the Momo segment was RMB561.3 million (US$88.6 million) in the first quarter of 2022, which decreased from RMB678.6 million in the first quarter of 2021. Non-GAAP net loss of the Tantan segment was RMB158.6 million (US$25.0 million) in the first quarter of 2022, compared to non-GAAP net loss of RMB42.0 million in the first quarter of 2021.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB289.9 million (US$45.7 million) in the first quarter of 2022, compared to a net income of RMB461.7 million during the same period of 2021.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB398.5 million (US$62.9 million) in the first quarter of 2022, compared to RMB633.7 million during the same period of 2021.

Net income per ADS

Diluted net income per ADS was RMB1.42 (US$0.22) in the first quarter of 2022, compared to RMB2.14 in the first quarter of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB1.94 (US$0.31) in the first quarter of 2022, compared to RMB2.91 in the first quarter of 2021.

Cash and cash flow

As of March 31, 2022, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB15,596.6 million (US$2,460.3 million), compared to RMB15,707.0 million as of December 31, 2021. Net cash provided by operating activities in the first quarter of 2022 was RMB43.3 million (US$6.8 million), compared to RMB501.6 million in the first quarter of 2021. Included in our cash provided by operating activities is RMB140.0 million (US$22.1 million) of cash payment to Chinese tax authorities to repatriate RMB1,400.0 million (US$220.8 million) from our WFOE in China to our offshore entity. In addition, during the first quarter of 2022, the payment of revenue sharing to content providers were higher than payment during the same period last year as the beginning balance of revenue sharing payable was higher in the first quarter of 2022 than 2021. It has also caused the operating cash flow to decrease to a greater extent on a year over year basis than the non-GAAP Net income of the company.

Recent Development

Authorization of a new share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The timing and conditions of the share repurchases will be subject to various factors, including the requirements under Rule 10b-18 and Rule 10b5-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended. The Company plans to fund repurchases from its existing cash balance.

Payment of a special cash dividend

In March 2022, Hello Group’s board of directors declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend was paid in April 2022 to shareholders of record at the close of business on April 13, 2022. The aggregate amount of cash dividends paid was US$127.3 million.

Business Outlook

For the second quarter of 2022, the Company expects total net revenues to be between RMB3.05 billion to RMB3.15 billion, representing a decrease of 14.2% to 16.9% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 resurgence on the Chinese and global economies, as well as on users’ paying capabilities.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, June 7, 2022, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on June 7, 2022).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/2456379

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, June 15, 2022. The dial-in details for the replay are as follows:

International: +61-2- 8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 2456379

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2022, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2022 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2022 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2021	2022	2022
	RMB	RMB	US$
Net revenues:
Live video service	1,962,095	1,608,723	253,770
Value-added service	1,455,513	1,483,431	234,006
Mobile marketing	38,717	27,873	4,397
Mobile games	11,184	25,497	4,022
Other services	3,087	2,554	402

Total net revenues	3,470,596	3,148,078	496,597
Cost and expenses:
Cost of revenues	(1,938,245)	(1,821,388)	(287,317)
Research and development	(286,493)	(250,195)	(39,467)
Sales and marketing	(613,573)	(588,577)	(92,846)
General and administrative	(177,962)	(159,835)	(25,213)

Total cost and expenses	(3,016,273)	(2,819,995)	(444,843)
Other operating income	25,900	23,931	3,775

Income from operations	480,223	352,014	55,529
Interest income	96,694	97,857	15,437
Interest expense	(18,361)	(19,334)	(3,050)
Other gain or loss, net	(7,500)	11,619	1,833

Income before income tax and share of income on equity method investments	551,056	442,156	69,749
Income tax expenses	(91,398)	(150,774)	(23,784)

Income before share of income on equity method investments	459,658	291,382	45,965
Share of income (loss) on equity method investments	1,261	(2,600)	(410)

Net income	460,919	288,782	45,555

Less: net loss attributable to non-controlling interest	(740)	(1,103)	(174)

Net income attributable to the shareholders of Hello Group Inc.	461,659	289,885	45,729

Net income per share attributable to ordinary shareholders
Basic	1.12	0.73	0.12
Diluted	1.07	0.71	0.11
Weighted average shares used in calculating net income per ordinary share
Basic	411,968,817	395,240,339	395,240,339
Diluted	448,171,493	407,034,988	407,034,988

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2021	2022	2022
	RMB	RMB	US$
Net income	460,919	288,782	45,555
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(3,802)	11,050	1,743

Comprehensive income	457,117	299,832	47,298
Less: comprehensive income (loss) attributed to the non-controlling interest	379	(2,036)	(321)

Comprehensive income attributable to Hello Group Inc.	456,738	301,868	47,619

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,570,563	5,125,211	808,482
Short-term deposits	2,860,000	2,650,000	418,027
Restricted cash	—	95,364	15,043
Accounts receivable, net of allowance for doubtful accounts of RMB15,127 and RMB15,130 as of December 31, 2021 and March 31, 2022, respectively	205,225	202,415	31,930
Prepaid expenses and other current assets	775,072	803,768	126,791

Total current assets	9,410,860	8,876,758	1,400,273
Long-term deposits	7,200,000	7,650,000	1,206,758
Long-term restricted cash	76,471	76,072	12,000
Right-of-use assets, net	257,934	216,887	34,213
Property and equipment, net	180,664	194,208	30,636
Intangible assets, net	27,320	26,041	4,108
Rental deposits	19,204	18,971	2,993
Long-term investments	820,006	813,284	128,292
Other non-current assets	83,930	86,048	13,574
Deferred tax assets	34,849	36,425	5,746

Total assets	18,111,238	17,994,694	2,838,593

Liabilities and equity
Current liabilities
Accounts payable	726,207	641,850	101,249
Deferred revenue	539,967	497,253	78,440
Accrued expenses and other current liabilities	911,050	797,523	125,806
Amount due to related parties	5,016	4,859	766
Lease liabilities due within one year	162,950	138,590	21,862
Income tax payable	125,773	121,199	19,119
Dividends payable	—	806,750	127,262
Deferred consideration in connection with business acquisitions	44,802	39,012	6,154

Total current liabilities	2,515,765	3,047,036	480,658
Deferred tax liabilities	213,384	117,048	18,464
Convertible senior notes	4,565,292	4,424,921	698,014
Lease liabilities	103,105	83,159	13,118
Other non-current liabilities	128,095	138,337	21,822

Total liabilities	7,525,641	7,810,501	1,232,076
Shareholder’s equity (i)	10,585,597	10,184,193	1,606,517

Total liabilities and shareholder’s equity	18,111,238	17,994,694	2,838,593

(i):	As of March 31, 2022, the number of ordinary shares outstanding was 396,711,168.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2021	2022	2022
	RMB	RMB	US$
Cash flows from operating activities:
Net income	460,919	288,782	45,555
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	42,543	27,979	4,414
Amortization of intangible assets	36,953	1,279	202
Share-based compensation	145,257	108,616	17,135
Share of (income) loss on equity method investments	(1,261)	2,600	410
Gain on repurchase of convertible senior notes	—	(11,619)	(1,833)
Loss on long-term investments	7,500	—	—
Loss or gain on disposal of property and equipment	22	(40)	(6)
Provision of losses on receivable and other assets	395	2	—
Changes in operating assets and liabilities:
Accounts receivable	(7,580)	2,649	418
Prepaid expenses and other current assets	(86,677)	(43,978)	(6,937)
Rental deposits	1,359	(2,453)	(387)
Deferred tax assets	(607)	(1,576)	(249)
Other non-current assets	12,330	41,615	6,565
Accounts payable	(1,067)	(88,958)	(14,033)
Income tax payable	22,891	(4,574)	(722)
Deferred revenue	(379)	(42,614)	(6,722)
Accrued expenses and other current liabilities	(118,972)	(132,218)	(20,857)
Amount due to related parties	(7,156)	(157)	(25)
Deferred tax liabilities	(9,238)	(95,385)	(15,047)
Other non-current liabilities	4,360	(6,640)	(1,047)

Net cash provided by operating activities	501,592	43,310	6,834
Cash flows from investing activities:
Purchase of property and equipment	(25,183)	(21,647)	(3,415)
Purchase of short-term deposits	(910,000)	—	—
Cash received on maturity of short-term deposits	569,294	910,000	143,549
Purchase of long-term deposits	—	(1,150,000)	(181,408)
Cash received on investment income distribution	5,610	3,523	556
Other investing activities	3	4	1

Net cash used in investing activities	(360,276)	(258,120)	(40,717)
Cash flows from financing activities:
Deferred payment for business acquisition	(12,907)	(5,563)	(878)
Proceeds from exercise of share options	—	31	5
Repurchase of ordinary shares	(3,079)	—	—
Repurchase of subsidiary’s share options	(2,781)	(4,427)	(698)
Payment for redemption of convertible bonds	—	(110,007)	(17,353)

Net cash used in financing activities	(18,767)	(119,966)	(18,924)
Effect of exchange rate changes	3,916	(15,611)	(2,466)

Net increase (decrease) in cash and cash equivalents	126,465	(350,387)	(55,273)
Cash, cash equivalents and restricted cash at the beginning of period	3,366,072	5,647,034	890,798
Cash, cash equivalents and restricted cash at the end of period	3,492,537	5,296,647	835,525

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months			Three months
	Ended March 31, 2021					Ended March 31, 2022			Ended March 31, 2022
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,938,245)	17,311	3,724	—	(1,917,210)	(1,821,388)	3,078	(1,818,310)	(287,317)	486	(286,831)
Research and development	(286,493)	2,199	40,209	—	(244,085)	(250,195)	20,974	(229,221)	(39,467)	3,309	(36,158)
Sales and marketing	(613,573)	16,189	17,556	—	(579,828)	(588,577)	10,605	(577,972)	(92,846)	1,673	(91,173)
General and administrative	(177,962)	—	83,768	—	(94,194)	(159,835)	73,959	(85,876)	(25,213)	11,667	(13,546)

Cost and operating expenses	(3,016,273)	35,699	145,257	—	(2,835,317)	(2,819,995)	108,616	(2,711,379)	(444,843)	17,135	(427,708)
Income from operations	480,223	35,699	145,257	—	661,179	352,014	108,616	460,630	55,529	17,135	72,664
Net income attributable to Hello Group Inc.	461,659	35,699	145,257	(8,925)	633,690	289,885	108,616	398,501	45,729	17,135	62,864

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,483,523	125,200	—	1,608,723	253,770
Value-added service	1,259,592	223,839	—	1,483,431	234,006
Mobile marketing	27,873	—	—	27,873	4,397
Mobile games	25,497	—	—	25,497	4,022
Other services	2,390	—	164	2,554	402

Total net revenues	2,798,875	349,039	164	3,148,078	496,597
Cost and expenses (iii):
Cost of revenues	(1,644,827)	(176,215)	(346)	(1,821,388)	(287,317)
Research and development	(188,299)	(61,896)	—	(250,195)	(39,467)
Sales and marketing	(317,680)	(270,147)	(750)	(588,577)	(92,846)
General and administrative	(147,196)	(8,076)	(4,563)	(159,835)	(25,213)

Total cost and expenses	(2,298,002)	(516,334)	(5,659)	(2,819,995)	(444,843)
Other operating income	18,346	5,544	41	23,931	3,775

Income (loss) from operations	519,219	(161,751)	(5,454)	352,014	55,529
Interest income	97,743	52	62	97,857	15,437
Interest expense	(19,334)	—	—	(19,334)	(3,050)
Other gain or loss, net	11,619	—	—	11,619	1,833

Income (loss) before income tax and share of income on equity method investments	609,247	(161,699)	(5,392)	442,156	69,749
Income tax (expenses) benefits	(150,105)	(669)	—	(150,774)	(23,784)

Income (loss) before share of income on equity method investments	459,142	(162,368)	(5,392)	291,382	45,965
Share of loss on equity method investments	(2,600)	—	—	(2,600)	(410)

Net income (loss)	456,542	(162,368)	(5,392)	288,782	45,555

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,847	1,231	—	3,078	486
Research and development	18,453	2,521	—	20,974	3,309
Sales and marketing	10,590	15	—	10,605	1,673
General and administrative	73,913	46	—	73,959	11,667

Total cost and expenses	104,803	3,813	—	108,616	17,135

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	519,219	(161,751)	(5,454)	352,014	55,529
Share-based compensation	104,803	3,813	—	108,616	17,135

Non-GAAP income (loss) from operations	624,022	(157,938)	(5,454)	460,630	72,664
Net income (loss)	456,542	(162,368)	(5,392)	288,782	45,555
Share-based compensation	104,803	3,813	—	108,616	17,135

Non-GAAP net income (loss)	561,345	(158,555)	(5,392)	397,398	62,690

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,710,889	251,206	—	1,962,095	299,474
Value-added service	1,139,015	316,498	—	1,455,513	222,155
Mobile marketing	38,717	—	—	38,717	5,909
Mobile games	11,184	—	—	11,184	1,707
Other services	1,968	—	1,119	3,087	471

Total net revenues	2,901,773	567,704	1,119	3,470,596	529,716
Cost and expenses (iv):
Cost of revenues	(1,656,895)	(280,989)	(361)	(1,938,245)	(295,834)
Research and development	(205,330)	(81,163)	—	(286,493)	(43,727)
Sales and marketing	(326,829)	(286,710)	(34)	(613,573)	(93,650)
General and administrative	(159,451)	(14,121)	(4,390)	(177,962)	(27,162)

Total cost and expenses	(2,348,505)	(662,983)	(4,785)	(3,016,273)	(460,373)
Other operating income	19,961	5,938	1	25,900	3,953

Income (loss) from operations	573,229	(89,341)	(3,665)	480,223	73,296
Interest income	96,343	305	46	96,694	14,758
Interest expense	(18,361)	—	—	(18,361)	(2,802)
Other gain or loss, net	(7,500)	—	—	(7,500)	(1,145)

Income (loss) before income tax and share of income on equity method investments	643,711	(89,036)	(3,619)	551,056	84,107
Income tax (expenses) benefits	(93,602)	2,204	—	(91,398)	(13,950)

Income (loss) before share of income on equity method investments	550,109	(86,832)	(3,619)	459,658	70,157
Share of loss on equity method investments	1,261	—	—	1,261	192

Net income (loss)	551,370	(86,832)	(3,619)	460,919	70,349

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,325	1,399	—	3,724	568
Research and development	30,525	9,684	—	40,209	6,137
Sales and marketing	12,906	4,650	—	17,556	2,680
General and administrative	81,484	2,284	—	83,768	12,785

Total cost and expenses	127,240	18,017	—	145,257	22,170

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	573,229	(89,341)	(3,665)	480,223	73,296
Share-based compensation	127,240	18,017	—	145,257	22,170
Amortization of intangible assets from business acquisitions	—	35,699	—	35,699	5,449

Non-GAAP income (loss) from operations	700,469	(35,625)	(3,665)	661,179	100,915
Net income (loss)	551,370	(86,832)	(3,619)	460,919	70,349
Share-based compensation	127,240	18,017	—	145,257	22,170
Amortization of intangible assets from business acquisitions	—	35,699	—	35,699	5,449
Tax impacts	—	(8,925)	—	(8,925)	(1,362)

Non-GAAP net income (loss)	678,610	(42,041)	(3,619)	632,950	96,606